UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

ROYAL CARIBBEAN CRUISES LTD.

(Translation of registrant’s name into English)

1050 Caribbean Way, Miami, Florida 33132

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

ROYAL CARIBBEAN CRUISES LTD.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share data)

	First Quarter Ended
	March 31,

	2002	2001

Revenues	$799,953	$726,878

Expenses
Operating	502,638	456,339
Marketing, selling and administrative	102,076	112,790
Depreciation and amortization	82,827	67,665

	687,541	636,794

Operating Income	112,412	90,084

Other Income (Expense)
Interest income	4,227	6,797
Interest expense, net of capitalized interest	(68,268)	(59,255)
Other income (expense)	4,442	14,871

	(59,599)	(37,587)

Net Income	$52,813	$52,497

Earnings Per Share:
Basic	$0.27	$0.27

Diluted	$0.27	$0.27

Weighted Average Shares Outstanding:
Basic	192,325	192,161

Diluted	195,509	193,516

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of

	March 31,	December 31,
	2002	2001

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$629,817	$727,178
Trade and other receivables, net	74,520	72,196
Inventories	34,280	33,493
Prepaid expenses and other assets	113,808	53,247

Total current assets	852,425	886,114
Property and Equipment — at cost less accumulated depreciation and amortization	8,606,992	8,605,448
Goodwill, net	278,561	278,561
Other Assets	571,557	598,659

	$10,309,535	$10,368,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt	$237,270	$238,581
Accounts payable	154,320	144,070
Accrued expenses and other liabilities	282,221	283,913
Customer deposits	530,953	446,085

Total current liabilities	1,204,764	1,112,649
Long-Term Debt	5,234,693	5,407,531
Other Long-Term Liabilities	69,868	92,018
Commitments and Contingencies (Note 5)
Shareholders’ Equity
Common stock ($.01 par value; 500,000,000 shares authorized; 192,363,489 and 192,310,198 shares issued)	1,924	1,923
Paid-in capital	2,046,807	2,045,904
Retained earnings	1,759,232	1,731,423
Accumulated other comprehensive loss	(1,015)	(16,068)
Treasury stock (485,610 and 475,524 common shares at cost)	(6,738)	(6,598)

Total shareholders’ equity	3,800,210	3,756,584

	$10,309,535	$10,368,782

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands)

	First Quarter Ended
	March 31,

	2002	2001

OPERATING ACTIVITIES
Net income	$52,813	$52,497
Adjustments:
Depreciation and amortization	82,827	67,665
Accretion of original issue discount	11,361	4,491
Changes in operating assets and liabilities:
Increase in trade and other receivables, net	(2,324)	(8,937)
Increase in inventories	(787)	(1,726)
Increase in prepaid expenses and other assets	(21,413)	(19,395)
Increase in accounts payable	10,250	1,152
(Decrease) increase in accrued expenses and other liabilities	(40,865)	7,103
Increase in customer deposits	84,868	88,814
Other, net	322	(10,942)

Net cash provided by operating activities	177,052	180,722

INVESTING ACTIVITIES
Purchases of property and equipment	(84,322)	(822,464)
Other, net	(2,897)	(5,722)

Net cash used in investing activities	(87,219)	(828,186)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	—	1,055,384
Repayments of long-term debt, net	(178,014)	(275,281)
Dividends	(25,004)	(24,986)
Other, net	15,824	261

Net cash (used in) provided by financing activities	(187,194)	755,378

Net (decrease) increase in cash and cash equivalents	(97,361)	107,914
Cash and cash equivalents at beginning of period	727,178	177,810

Cash and cash equivalents at end of period	$629,817	$285,724

SUPPLEMENTAL DISCLOSURE
Cash paid during the year for:
Interest, net of amount capitalized	$71,846	$47,943

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

      As used in this document, the terms “Royal Caribbean,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd., the term “Celebrity” refers to Celebrity Cruise Lines Inc. and the terms “Royal Caribbean International” and “Celebrity Cruises” refer to our two cruise brands. In accordance with cruise industry practice, the term “berths” is determined based on double occupancy per cabin even though some cabins can accommodate three or more guests.

Note 1 — Basis for Preparation of Consolidated Financial Statements

      We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

      The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for 2001.

Note 2 — Summary of Significant Accounting Policies

      On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which requires us to cease amortization of goodwill and perform an impairment review of goodwill upon adoption, annually thereafter and whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. We completed our initial impairment test of goodwill as of January 1, 2002 and determined that our goodwill was not impaired. Had we not been required to amortize goodwill in the first quarter of 2001, net income and basic and diluted earnings per share would have been $55.1 million, $0.29 and $0.28, respectively.

      On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires (i) the recognition and measurement of the impairment of long-lived assets to be held and used and (ii) the measurement of long-lived assets to be held for sale. The implementation of Statement of Financial Accounting Standards No. 144 did not have an impact on our results of operations or financial position at adoption or during the three months ended March 31, 2002.

Note 3 — Earnings Per Share

      Below is a reconciliation between basic and diluted earnings per share for the quarters ended March 31, 2002 and 2001 (in thousands, except per share data):

	First Quarter Ended
	March 31,

	2002	2001

Net Income	$52,813	$52,497

Weighted-average common shares outstanding	192,325	192,161
Dilutive effect of stock options	3,184	1,355

Diluted weighted-average shares outstanding	195,509	193,516

Basic earnings per share	$0.27	$0.27

Diluted earnings per share	$0.27	$0.27

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Shareholders’ Equity

      During the first quarters ended March 31, 2002 and 2001, we declared cash dividends on common shares of $0.13 per share.

Note 5 — Commitments and Contingencies

      Capital Expenditures. As of March 31, 2002, we had six ships on order with an aggregate capacity of 14,562 berths. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.6 billion, of which we had deposited $343.7 million as of March 31, 2002. Additional deposits are due prior to the dates of delivery of $99.8 million in 2002 and $5.2 million in 2003. As of March 31, 2002, we anticipated that overall capital expenditures would be approximately $1.1 billion, $1.1 billion and $1.0 billion for 2002, 2003 and 2004, respectively. (See Note 7 — Subsequent Events.) Two of the ships on order, with an aggregate capacity of 4,200 berths, are committed to the joint venture with P&O Princess Cruises plc. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion and is included in our projected capital costs above.

      Litigation. In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under 46 U.S.C. Section 10313 of U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

      We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, net of expected insurance recoveries, is not expected to have a material adverse effect upon our financial condition or results of operations.

Note 6 — Comprehensive Income

      Comprehensive income for the first quarters ended March 31, 2002 and 2001 was as follows (in thousands):

	2002	2001

Net income	$52,813	$52,497
Transition adjustment SFAS No. 133	—	7,775
Changes related to cash flow derivative hedges	15,053	(5,902)

Total comprehensive income	$67,866	$54,370

Note 7 — Subsequent Events

      We currently have cancelled a total of five weeks of sailings in the second quarter of 2002 due to the unanticipated drydocks of two ships and the delayed delivery of one ship.

      In May 2002, we moved the delivery of Navigator of the Seas from the first quarter of 2003 to December 2002. Based on this new delivery date, capital expenditures will be approximately $1.6 billion, $0.6 billion and $1.0 billion for 2002, 2003 and 2004, respectively.

ROYAL CARIBBEAN CRUISES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•	general economic and business conditions,

•	cruise industry competition,

•	changes in vacation industry capacity, including cruise capacity,

•	the impact of tax laws and regulations affecting our business or our principal shareholders,

•	the impact of changes in other laws and regulations affecting our business,

•	the impact of pending or threatened litigation,

•	the delivery of scheduled new vessels,

•	emergency ship repairs,

•	incidents involving cruise vessels at sea,

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, political instability, or the unavailability of air service,

•	changes in interest rates or oil prices, and

•	weather.

      The above examples may not be exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations

Summary

      Revenues for the first quarter of 2002 increased 10.1% to $800.0 million from $726.9 million for the same period in 2001. The increase in revenues was due to a 23.3% increase in capacity, partially offset by a 10.7% decline in gross revenue per available passenger cruise day. Net revenue per available passenger cruise day for the first quarter of 2002 declined 6.9% from the same period in 2001. Net income for the first quarter of 2002 was $52.8 million or $0.27 per share on a diluted basis compared to $52.5 million or $0.27 per share for the first quarter of 2001.

      We currently have cancelled a total of five weeks of sailings due to the unanticipated drydocks of two ships and the delayed delivery of one ship, which we estimate will negatively impact net income for the second quarter of 2002 by approximately $0.04 per share.

      The following table presents operating data as a percentage of revenues:

	First Quarter
	Ended March 31,

	2002	2001

Revenues	100.0%	100.0%
Expenses:
Operating	62.8	62.8
Marketing, selling and administrative	12.8	15.5
Depreciation and amortization	10.3	9.3

Operating Income	14.1	12.4
Other Income (Expense)	(7.5)	(5.2)

Net Income	6.6%	7.2%

      Our revenues are seasonal based on the demand for cruises. In recent years, demand has been strongest for cruises during the summer months.

Revenues

      Revenues increased 10.1% to $800.0 million for the first quarter of 2002 compared to $726.9 million for the same period in 2001. The increase in revenues for the first quarter was due to a 23.3% increase in capacity, partially offset by a 10.7% decline in gross revenue per available passenger cruise day. The increase in capacity was associated with the addition of Infinity, Radiance of the Seas, Summit, and Adventure of the Seas during 2001. The decrease in gross revenue per available passenger cruise day was primarily associated with lower cruise ticket prices as a result of pricing actions taken in the months immediately following the events of September 11, 2001 and a lower percentage of guests who chose to book their air passage through us. Also contributing to lower cruise ticket prices was a general softness in the U.S. economy and a significant growth of our fleet capacity. Net revenue per available passenger cruise day for the first quarter of 2002 declined 6.9% from the same period in 2001. Occupancy for the first quarter was 103.9% compared to 103.0% for the same period in 2001.

      On April 24, 2002, we announced net revenues per available passenger cruise day are expected to be down 5-7% in the second and third quarters relative to 2001 based on current pricing trends and booking levels. Booking patterns continue to be closer-in to sailing date than in prior years.

Expenses

      Operating expenses increased 10.1% to $502.6 million for the first quarter of 2002 compared to $456.3 million for the same period in 2001. The increase for the first quarter was primarily due to a 23.3% increase in capacity. Operating expenses per available passenger cruise day declined 10.6%. The decline was primarily due to a decrease in air expenses due to a reduction in the percentage of guests who chose to book their air passage through us, lower travel agent commissions as a result of lower cruise pricing and cost containment measures. Included in operating expenses for the first quarter of 2002 was approximately $5.0 million in guest and travel agent expenses related to the cancellation of four weeks of sailings related to unanticipated drydocks for two ships in the second quarter.

      Marketing, selling and administrative expenses decreased 9.5% to $102.1 million for the first quarter of 2002 from $112.8 million for the same period in 2001. The decrease for the first quarter was due primarily to the timing of marketing activities and advertising costs, cost reduction initiatives and economies of scale. Marketing, selling and administrative expenses as a percentage of revenues were 12.8% and 15.5% for the first quarters of 2002 and 2001, respectively.

      Operating costs and marketing, selling and administrative expenses on a per available passenger cruise day basis, excluding fuel costs, declined 14.9% for the first quarter of 2002 compared to 2001. For the full year 2002, we expect these costs to be down 5% per available passenger cruise day on a year-over-year basis.

      Depreciation and amortization increased 22.4% to $82.8 million for the first quarter of 2002 from $67.7 million for the same period in 2001. The increase was primarily due to incremental depreciation associated with the addition of new ships.

Other Income (Expense)

      Gross interest expense (excluding capitalized interest) increased to $74.2 million for the first quarter of 2002 compared to $69.8 million in 2001. The increase for the quarter was due primarily to an increase in the average debt level associated with our fleet expansion program, partially offset by a reduction in our weighted-average interest rate. Capitalized interest decreased to $6.0 million for the first quarter of 2002 from $10.5 million for the same period in 2001, due to a lower average level of investment in ships under construction and lower interest rates.

      Included in Other income (expense) for the first quarter of 2002 was approximately $4.7 million of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC.

Liquidity and Capital Resources

Sources and Uses of Cash

      Net cash provided by operating activities for the first quarter of 2002 was $177.1 million compared to $180.7 million for the same period in 2001.

      Our capital expenditures were $84.3 million for the first quarter of 2002 compared to $822.5 million for the same period in 2000. Capital expenditures for the first quarter of 2002 were primarily related to ships under construction. Capital expenditures for the first quarter of 2001 were primarily related to the deliveries of Infinity and Radiance of the Seas as well as deposits for ships under construction.

      During the first quarter of 2002, we paid quarterly cash dividends on our common stock of $25.0 million. We had net repayments of $150.0 million on our $1.0 billion revolving credit facility.

      Capitalized interest decreased to $6.0 million for the first quarter of 2002 from $10.5 million for the first quarter of 2001. The decrease was primarily due to a lower average level of investment in ships under construction and lower interest rates.

Future Commitments

      We currently have six ships on order with an aggregate capacity of 14,562 berths. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.6 billion, of which we have deposited $343.7 million as of March 31, 2002. Additional deposits are due prior to the dates of delivery of $99.8 million in 2002 and $5.2 million in 2003. Two of the ships on order, with an aggregate capacity of 4,200 berths, are committed to the joint venture with P&O Princess Cruises plc. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion and is included in our projected capital costs below.

      In May 2002, we moved the delivery of Navigator of the Seas from the first quarter of 2003 to December 2002. Based on this new delivery date, capital expenditures will be approximately $1.6 billion, $0.6 billion and $1.0 billion for 2002, 2003, and 2004, respectively.

      We have options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $0.8 billion and expire on or before July 26, 2002.

      As of March 31, 2002, we had $5.5 billion of long-term debt of which $237.3 million is due during the 12-month period ending March 31, 2003.

      As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

Funding Sources

      As of March 31, 2002, our liquidity was $1.4 billion consisting of approximately $0.6 billion in cash and cash equivalents and approximately $0.8 billion available under our $1.0 billion unsecured revolving credit facility. Our $1.0 billion revolving credit facility expires June 2003. Any amounts outstanding at that time will be payable immediately if the facility is not renewed. We intend to renew or replace this facility prior to its expiration date. In addition, we have commitments for export financing up to 80% of the contract price of Constellation, Serenade of the Seas and Jewel of the Seas or up to $1.0 billion in aggregate. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facility, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. The terrorist attacks of September 11, 2001 and the lowering of our credit ratings by Standard & Poors and Moody’s have adversely impacted terms and availability of financing in the financial markets, and it is indeterminable how long this situation will continue. Therefore, there can be no assurances that cash flows from operations and additional financings from external sources will be available in accordance with our expectations.

      Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of March 31, 2002.

INCORPORATION BY REFERENCE

      This report on Form 6-K is hereby incorporated by reference in registrant’s Registration Statement on Form F-3 (File No. 333-56058) filed with the Securities and Exchange Commission.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. ----------------------------------------------------- (Registrant)

Date: May 7, 2002	By: /s/ RICHARD J. GLASIER Richard J. Glasier Executive Vice President and Chief Financial Officer